UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210, Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

INVESTOR RELATIONS FIRST-QUARTER 2017 RESULTS FOR IMMEDIATE RELEASE

Highlights

➢ Growth in Consolidated Net Sales and Operating Segment Income of 2.0% and 2.4%, respectively
➢ Revenue and operating segment income growth in our Cable segment of 6.2% and of 7.8%, respectively
➢ Continued discipline in cost and expenses across all our business segments
➢ Operating segment income margin in line with last year in spite of peso depreciation
➢ Univision royalties reached US$72.6 million during the first-quarter
➢ Capital expenditures came down by 34% to US$217.9 million

Consolidated Results

Mexico City, April 26, 2017 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for first-quarter 2017. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The following table sets forth condensed consolidated statements of income for the quarters ended March 31, 2017 and 2016, in millions of Mexican pesos:

	1Q'17	Margin %	1Q'16	Margin %	Change %
Net sales	22,177.1	100.0	21,741.0	100.0	2.0
Net income	1,868.6	8.4	981.3	4.5	90.4
Net income attributable to stockholders of the Company	1,350.4	6.1	600.4	2.8	124.9

Segment net sales	22,909.0	100.0	22,272.2	100.0	2.9
Operating segment income (1)	8,559.1	37.4	8,358.3	37.5	2.4
(1) The operating segment income margin is calculated as a percentage of segment net sales.

Net sales increased by 2.0% to Ps.22,177.1 million in first-quarter 2017 compared with Ps.21,741.0 million in first-quarter 2016. This increase was mainly attributable to revenue growth in Cable and Sky segments. Operating segment income increased by 2.4%, reaching Ps.8,559.1 million with a margin of 37.4%.

Net income attributable to stockholders of the Company increased to Ps.1,350.4 million in first-quarter 2017 compared to Ps.600.4 million in first-quarter 2016. The net increase of Ps.750.0 million reflected primarily (i) a Ps.1,475.2 favorable change in foreign exchange gain or loss, net, as a result of the  Mexican peso appreciation; and (ii) a Ps.101.5 million decrease in other expense, net. These favorable variances were partially offset by (i) a Ps.544.7 million increase in depreciation and amortization; (ii) a Ps.358.7 million increase in income taxes; and (iii) a Ps.279.6 million increase in interest expense.

First-quarter Results by Business Segment

The following table presents first-quarter consolidated results ended March 31, 2017 and 2016, for each of our business segments. Consolidated results for first-quarter 2017 and 2016 are presented in millions of Mexican pesos.
Net Sales	1Q'17%		1Q'16%		Change %
Content	7,290.7	31.8	7,526.4	33.8	(3.1)
Sky	5,540.6	24.2	5,349.6	24.0	3.6
Cable	8,096.3	35.3	7,621.1	34.2	6.2
Other Businesses	1,981.4	8.7	1,775.1	8.0	11.6
Segment Net Sales	22,909.0	100.0	22,272.2	100.0	2.9
Intersegment Operations[1]	(731.9)		(531.2)		(37.8)
Net Sales	22,177.1		21,741.0		2.0

Operating Segment Income[2]	1Q'17	Margin %	1Q'16	Margin %	Change %
Content	2,618.6	35.9	2,655.0	35.3	(1.4)
Sky	2,466.3	44.5	2,409.4	45.0	2.4
Cable	3,397.3	42.0	3,152.4	41.4	7.8
Other Businesses	76.9	3.9	141.5	8.0	(45.7)
Operating Segment Income	8,559.1	37.4	8,358.3	37.5	2.4
Corporate Expenses	(580.7)	(2.5)	(544.2)	(2.4)	(6.7)
Depreciation and Amortization	(4,554.5)	(20.5)	(4,009.8)	(18.4)	(13.6)
Other Expense, net	(393.7)	(1.8)	(495.2)	(2.3)	20.5
Operating Income	3,030.2	13.7	3,309.1	15.2	(8.4)
 (1) For segment reporting purposes, intersegment operations are included in each of the segment operations.
 (2) Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.
Content                   First-quarter sales decreased by 3.1% to Ps.7,290.7 million compared with Ps.7,526.4 million in first-quarter 2016.

Millions of Mexican pesos	1Q'17%		1Q'16%		Change %
Advertising	4,128.2	56.6	4,478.7	59.5	(7.8)
Network Subscription Revenue	1,042.3	14.3	1,077.9	14.3	(3.3)
Licensing and Syndication	2,120.2	29.1	1,969.8	26.2	7.6
Net Sales	7,290.7	100.0	7,526.4	100.0	(3.1)

Advertising
First-quarter Advertising revenue decreased by 7.8% to Ps.4,128.2 million compared with Ps.4,478.7 million in first-quarter 2016. The drop in revenues is mainly explained by the reduction in advertising expenditures by certain clients in the banking, telecommunications, and high-caloric products industries.

The drop in revenues is also explained by our pricing discipline as part of the restructuring of our advertising sales business. As a result, we believe that certain clients that depend heavily on high-frequency and low-cost advertising migrated a portion of their budgets to broadcast competitors who offered discounts and promotions.

Network Subscription Revenue
First-quarter Network Subscription Revenue decreased by 3.3% to Ps.1,042.3 million compared with Ps.1,077.9 million in first-quarter 2016. The decrease is explained by the loss of Megacable revenues starting September 2016. Excluding this event, Network Subscription Revenue would have expanded by 17.2%.

During this quarter, Televisa's pay-TV networks continued to be among the most watched networks on pay-TV platforms in Mexico, producing and transmitting some of the leading pay-TV channels in key categories, including general entertainment, sports, music and lifestyle, and movies.

Licensing and Syndication
First-quarter Licensing and Syndication revenue increased by 7.6% to Ps.2,120.2 million compared with Ps.1,969.8 million in first-quarter 2016. The increase is explained mainly by a positive translation effect on foreign-currency-denominated revenues and by higher royalties from Univision, which increased by 2.6% to US$72.6 million in first-quarter 2017 from US$70.7 million in first-quarter 2016. These effects were partially compensated by the loss of Netflix revenues starting July 2016.

First-quarter operating segment income slightly decreased by 1.4% to Ps.2,618.6 million compared with Ps.2,655.0 million in first-quarter 2016. The margin increased 60 basis points to 35.9%. The slight increase in margins reflects our commitment to control costs and expenses, seek operating efficiencies, and reach a full-year operating segment income margin similar to that of 2016.

Sky
First-quarter sales increased by 3.6% to Ps.5,540.6 million compared with Ps.5,349.6 million in first-quarter 2016. The number of net active subscribers increased by 4.2% to 8,008,148 as of March 31, 2017, compared with 7,682,379 as of March 31, 2016. This is equivalent to a growth of 325,769 subscribers compared to March 31, 2016 and a drop of 18,371 compared to December 31, 2016. Sky ended the quarter with 207,827 subscribers in Central America and the Dominican Republic.

The marginal drop in subscribers during the first quarter is mainly explained by the above-average growth experienced in the first half of 2016 as a result of the transition from analog to digital transmission of broadcast signals that concluded in December 2015. To a lesser extent, it is also explained by lower disposable income in our target markets and a weak macroeconomic environment.

In addition, the transition to digital broadcasting temporarily increased the recharge rate in our pre-paid packages during the first and second quarters last year and such rate is back to historical levels. The normalization of the recharge rate makes the comparison to first quarter 2016 more challenging.

First-quarter operating segment income increased by 2.4% to Ps.2,466.3 million compared with Ps.2,409.4 million in first-quarter 2016. The margin was 44.5%, comparable to the 45.0% margin achieved in first-quarter 2016.

Cable	First-quarter sales increased by 6.2% to Ps.8,096.3 million compared with Ps.7,621.1 million in first-quarter 2016 driven primarily by broadband additions.

During the quarter, we adjusted downward our RGU count by 206,700. As part of the integration of all our cable assets under the same systems we standardized the methodology for accounting for RGUs across all companies. Prior to standardization of policies, TVI had a different accounting methodology. The strictest criteria to determine active RGUs has now been adopted by all five cable operations. The adjustment to the RGU count does not have an impact on financial results.

During the quarter, voice and data revenue generating units, or RGUs, grew organically 0.1% and 1.4%, respectively. Video RGUs decreased organically by 1.6%. RGU growth was heavily influenced this quarter by our new credit filters meant to increase customer creditworthiness and reduce churn, and by lower disposable income across our target markets.

The following table sets forth the organic change in RGUs during the quarter, as well the adjustment in the RGU count per service type.

RGUs	1Q'17 Change (Organic)	1Q'17 Adjustment to RGU Count
Video	-67,624	-71,341
Broadband	45,057	-80,288
Voice	2,848	-55,071
Total RGUs	-19,719	-206,700

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of March 31, 2017 and 2016.

RGUs	1Q'17	1Q'16
Video	4,066,899	4,153,300
Broadband	3,376,559	3,147,286
Voice	2,061,059	1,968,590
Total RGUs	9,504,517	9,269,176

First-quarter operating segment income increased by 7.8% to Ps.3,397.3 million compared with Ps.3,152.4 million in first-quarter 2016. Margin increased 60 basis points to 42.0%, the highest on record for a first quarter.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our cable and network operations for first-quarter 2017 and 2016.

Our cable operations include the video, voice and data services provided by Cablevisión, Cablemás, TVI, Cablecom and Telecable. Our network operations include the services offered by Bestel and the network operations of Cablecom.

1Q'17 Millions of Mexican pesos	Cable Operations (1)	Network Operations (1)	Total Cable
Revenue	7,018.3	1,327.2	8,096.3
Operating Segment Income	3,023.0	467.7	3,397.3
Margin	43.1%	35.2%	42.0%

1Q'16 Millions of Mexican pesos	Cable Operations (2)	Network Operations (2)	Total Cable
Revenue	6,674.0	1,301.0	7,621.1
Operating Segment Income	2,809.5	493.0	3,152.4
Margin	42.1%	37.9%	41.4%

Other Businesses
First-quarter sales increased by 11.6% to Ps.1,981.4 million compared with Ps.1,775.1 million in first-quarter 2016. The increase is mainly explained by growing revenues from gaming business, also supported by positive performance of feature film distribution and radio.

First-quarter operating segment income decreased to Ps.76.9 million compared with Ps.141.5 million in first-quarter 2016. Decline in income was essentially driven by a loss in the Soccer business, partially compensated by a growth in gaming.

Corporate Expenses

Corporate expense increased by Ps.36.5 million, or 6.7%, to Ps.580.7 million in first-quarter 2017, from Ps.544.2 million in first-quarter 2016. The increase reflected primarily a higher share-based compensation expense.

Share-based compensation expense in first-quarter 2017 and 2016 amounted to Ps.362.5 million and Ps.325.8 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period. The increase of Ps.36.7 million reflected primarily the increase in the market price of our CPO, and to a lesser extent a higher number of our CPOs conditionally sold to officers and employees in our Cable segment.

Other Expense, Net

Other expense, net, decreased by Ps.101.5 million, or 20.5%, to Ps.393.7 million in first-quarter 2017 compared with Ps.495.2 million in first-quarter 2016. This decrease reflected primarily a lower expense related to legal and financial advisory professional services.

Non-operating Results

Finance Expense, Net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the quarters ended March 31, 2017 and 2016.

	1Q'17	1Q'16	(Increase) decrease
Interest expense	(2,262.9)	(1,983.3)	(279.6)
Interest income	480.6	308.1	172.5
Foreign exchange gain (loss), net	1,244.7	(230.5)	1,475.2
Other finance expense, net	(23.5)	(102.9)	79.4
Finance expense, net	(561.1)	(2,008.6)	1,447.5

Finance expense, net, decreased by Ps.1,447.5 million, or 72.1%, to Ps.561.1 million for first-quarter 2017 from Ps.2,008.6 million for first-quarter 2016. This decrease primarily reflected (i) a Ps.1,475.2 million favorable change in foreign exchange income or loss resulting primarily from the effect of a 9.2% appreciation of the Mexican peso against the U.S. dollar on our average net non-hedging U.S. dollar liability position in first-quarter 2017 compared with a 0.3% depreciation and lower average net U.S. dollar liability position in first-quarter 2016; (ii) a Ps.172.5 million increase in interest income explained primarily by an increase in interest rates applicable to our cash equivalents in first-quarter 2017, as well as the impact of the appreciation of the U.S. dollar against the Mexican peso in the last 12 months on such interest income; and (iii) a Ps.79.4 million decrease in other finance expense, net, resulting  primarily from a lower loss in fair value of our derivative contracts in first-quarter 2017. These favorable effects were partially offset by a Ps.279.6 million increase in interest expense, due primarily to a higher average principal amount of debt, finance lease obligations and other notes payable in first-quarter 2017, as well as the impact of the appreciation of the U.S. dollar against the Mexican peso in the last 12 months on such interest expense.

Share of Income of Associates and Joint Ventures, Net

Share of income of associates and joint ventures, net, increased by Ps.77.4 million, or 41.5%, to Ps.263.7 million in first-quarter 2017, from Ps.186.3 million in first-quarter 2016. This increase reflected mainly a higher share of income of Univision Holdings, Inc. ("UHI"), the controlling company of Univision.

Income Taxes

Income taxes increased by Ps.358.7 million, or 71.0%, to Ps.864.2 million in first-quarter 2017 compared with Ps.505.5 million in first-quarter 2016. This increase reflected primarily a higher income tax base.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests increased by Ps.137.3 million, or 36.0%, to Ps.518.2 million in first-quarter 2017, compared with Ps.380.9 million in first-quarter 2016. This increase reflected primarily a higher portion of net income attributable to non-controlling interests in our Sky and Cable segments.

Other Relevant Information

Capital Expenditures

During first-quarter 2017, capital expenditures were lower by 34% when compared to first-quarter 2016. We invested approximately U.S.$217.9 million in property, plant and equipment as capital expenditures, including approximately U.S.$151.0 million for our Cable segment, U.S.$ 53.0 million for our Sky segment, and U.S.$13.9 million for our Content and Other Businesses segments.

Debt, Finance Lease Obligations and Other Notes Payable

The following table sets forth our total consolidated debt, finance lease obligations and other finance liabilities as of March 31, 2017 and December 31, 2016. Amounts are stated in millions of Mexican pesos.

	Mar 31, 2017	Dec 31, 2016	Increase (decrease)
Current portion of long-term debt	1,536.3	850.9	685.4
Long-term debt, net of current portion	117,465.5	126,146.7	(8,681.2)
Total debt [1]	119,001.8	126,997.6	(7,995.8)
Current portion of long-term finance lease obligations	540.7	575.6	(34.9)
Long-term finance lease obligations, net of current portion	5,241.1	5,816.2	(575.1)
Total finance lease obligations	5,781.8	6,391.8	(610.0)
Current portion of other notes payable	1,153.3	1,202.3	(49.0)
Long-term other notes payable, net of current portion	2,452.2	3,650.7	(1,198.5)
Total other notes payable [2]	3,605.5	4,853.0	(1,247.5)

         1 As of March 31, 2017 and December 31, 2016, total debt is presented net of finance costs in the amount of Ps.1,266.7 million and Ps.1,290.6 million, respectively, and does not include related accrued interest payable in the amount of Ps.1,653.0 million and Ps.1,827.3 million, respectively.
         2 In connection with the acquisition in 2016 of a non-controlling interest in Televisión Internacional, S.A. de C.V., one of our Cable segment subsidiaries.
As of March 31, 2017, our consolidated net debt position (total debt, finance lease obligations and other notes payable, less cash and cash equivalents, temporary investments, and non-current held-to-maturity and available-for-sale investments) was Ps.72,606.3 million, equivalent to Ps.5,799.60 million lower when compared to December 31, 2016. As of March 31, 2017, the non-current held-to-maturity and available-for-sale investments amounted to an aggregate of Ps.6,453.3 million.

Dividend

On April 2017, the Company will present in its annual stockholders meeting the recommendation to pay a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series "A", "B", "D" and "L" Shares not in the form of a CPO. Upon approval, the dividend will be paid in cash in May 2017 in the aggregate amount of approximately Ps.1,084.2 million.

Shares Outstanding

As of March 31, 2017 and December 31, 2016, our shares outstanding amounted to 340,970.7 million and 341,268.3 million shares, respectively, and our CPO equivalents outstanding amounted to 2,914.3 million and 2,916.8 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of March 31, 2017 and December 31, 2016, the GDS (Global Depositary Shares) equivalents outstanding amounted to 582.9 million and 583.3 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

About Televisa

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 50 countries through 26 pay-tv brands, and television networks, cable operators and over-the-top or "OTT" services. In the United States, Televisa's audiovisual content is distributed through Univision Communications Inc. ("Univision") the leading media company serving the Hispanic market. Univision broadcasts Televisa's audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision. Televisa's cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable Multiple System Operators in Mexico. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.

Disclaimer

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Key Information – Forward-Looking Statements" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information data)

###

Investor Relations:
Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx
Santiago Casado / Tel: (52 55) 5261 2438 / scasado@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
María Eugenia Zurita / Tel: (52 55) 52 24 63 60 / mezurita@televisa.com.mx

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016
(Millions of Mexican Pesos)

	March 31, 2017 (Unaudited)		December 31, 2016 (unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Ps.	43,538.3	Ps.	47,546.1
Temporary investments		5,791.2		5,498.2
Trade notes and accounts receivable, net		20,364.2		24,906.4
Other accounts and notes receivable, net		4,832.5		5,884.9
Due from related parties		610.2		905.6
Transmission rights and programming		6,469.7		6,533.2
Inventories		1,881.0		1,899.1
Other current assets		3,376.6		2,588.0
Total current assets		86,863.7		95,761.5

Non-current assets:
Derivative financial instruments		487.4		647.8
Transmission rights and programming		9,410.5		7,975.3
Investments in financial instruments		41,036.9		45,136.7
Investments in associates and joint ventures		11,636.1		12,092.3
Property, plant and equipment, net		86,771.5		86,783.6
Intangible assets, net		37,209.1		37,734.7
Deferred income tax assets		21,964.6		22,729.6
Other assets		148.2		192.6
Total non-current assets		208,664.3		213,292.6
Total assets		$295,528.0		$309,054.1

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016
(Millions of Mexican Pesos)

	March 31, 2017 (Unaudited)		December 31, 2016 (Unaudited)
LIABILITIES
Current liabilities:
Current portion of long-term debt and interest payable	Ps.	3,189.3	Ps.	2,678.2
Current portion of finance lease obligations		540.7		575.6
Current portion of other notes payable		1,153.3		1,202.3
Derivative financial instruments		152.9		-
Trade accounts payable and accrued expenses		25,241.4		22,878.1
Customer deposits and advances		18,050.1		21,709.4
Income taxes payable		2,600.0		2,012.5
Other taxes payable		1,316.8		1,479.1
Employee benefits		693.8		1,078.7
Due to related parties		1,031.4		1,088.2
Other current liabilities		2,510.2		2,723.9
Total current liabilities		56,479.9		57,426.0
Non-current liabilities:
Long-term debt, net of current portion		117,465.5		126,146.7
Finance lease obligations, net of current portion		5,241.1		5,816.2
Other notes payable, net of current portion		2,452.2		3,650.7
Derivative financial instruments		1.9		5.5
Income taxes payable		4,585.7		6,386.9
Deferred income tax liabilities		9,046.6		10,349.1
Post-employment benefits		449.9		520.5
Other long-term liabilities		2,143.3		2,468.1
Total non-current liabilities		141,386.2		155,343.7
Total liabilities		197,866.1		212,769.7

EQUITY
Capital stock		4,978.1		4,978.1
Additional paid-in-capital		15,889.8		15,889.8
		20,867.9		20,867.9
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		68,453.6		64,535.3
Net income for the period		1,350.4		3,721.4
		71,943.0		70,395.7
Accumulated other comprehensive income, net		3,187.2		3,961.8
Shares repurchased		(11,273.3)		(11,433.5)
		63,856.9		62,924.0
Equity attributable to stockholders of the Company		84,724.8		83,791.9
Non-controlling interests		12,937.1		12,492.5
Total equity		97,661.9		96,284.4
Total liabilities and equity	Ps.	295,528.0	Ps.	309,054.1

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE
THREE MONTHS ENDED MARCH 31, 2017 AND 2016
(Millions of Mexican Pesos)

		Three months ended March 31,
		2017 (Unaudited)		2016 (Unaudited)

Net sales	Ps.	22,177.1	Ps.	21,741.0

Cost of sales		12,835.0		12,146.2

Selling expenses		2,640.1		2,582.2

Administrative expenses		3,278.1		3,208.3
Income before other expense		3,423.9		3,804.3
Other expense, net		(393.7)		(495.2)
Operating income		3,030.2		3,309.1
Finance expense		(2,286.4)		(2,316.7)
Finance income		1,725.3		308.1
Finance expense, net		(561.1)		(2,008.6)
Share of income of associates and joint ventures, net		263.7		186.3
Income before income taxes		2,732.8		1,486.8
Income taxes		864.2		505.5
Net income	Ps.	1,868.6	Ps.	981.3

Net income attributable to:
Stockholders of the Company	Ps.	1,350.4	Ps.	600.4
Non-controlling interests		518.2		380.9
Net income	Ps.	1,868.6	Ps.	981.3

Basic earnings per CPO attributable
to stockholders of the Company	Ps.	0.47	Ps.	0.21

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: April 27, 2017	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel